                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                               _________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)


                            SS&C Technologies, Inc.
                            -----------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  85227Q 10 0
                                  -----------
                                (CUSIP Number)

                               December 31, 1998
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 3 TO SCHEDULE 13G

CUSIP No. 85227Q 10 0                                        Page 2 of 8
          -----------


Explanatory Note:

     This Amendment No. 3 to Schedule 13G is filed for the purpose of amending and restating Amendment No. 2 to Schedule 13G filed February 8, 1999 by the reporting person to adjust the reported number of shares deemed to be beneficially owned by the reporting person. The adjustment is the result of a clarification in the vesting of certain options to purchase shares of the issuer's Common Stock.
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CUSIP No.  85227Q 10 0                                       Page 3 of 8
           -----------

____________________________________________________________________________

1.   Name of Reporting Person

     William C. Stone

     I.R.S. Identification Number of Above Persons (Entities Only)

     Not Applicable

____________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group             (a)  [ ]

     Not Applicable                                               (b)  [ ]

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With:

5.   Sole Voting Power

     4,540,542 shares

____________________________________________________________________________

6.   Shared Voting Power

     0 shares

____________________________________________________________________________
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CUSIP No.  85227Q 10 0                                       Page 4 of 8
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     4,540,542 shares

____________________________________________________________________________

8.   Shared Dispositive Power

     0 shares

____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Reporting Person

     4,540,542 shares

____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

     Not Applicable

____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9

     30.7%

____________________________________________________________________________

12.  Type of Reporting Person

     IN

____________________________________________________________________________
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CUSIP No.  85227Q 10 0                                        Page 5 of 8
           -----------

                        AMENDMENT NO. 3 TO SCHEDULE 13G


Item 1(a). Name of Issuer:
           ---------------

      SS&C Technologies, Inc.


Item 1(b). Address of Issuer's Principal Executive Offices:
           ------------------------------------------------

      80 Lamberton Road
      Windsor, CT  06095


Item 2(a). Name of Person Filing:
           ----------------------

      William C. Stone


Item 2(b). Address of Principal Business Office or, if None, Residence:
           ------------------------------------------------------------

      SS&C Technologies, Inc.
      80 Lamberton Road
      Windsor, CT 06095


Item 2(c). Citizenship:
           ------------

      United States of America


Item 2(d). Title of Class of Securities:
           -----------------------------

      Common Stock, $.01 par value per share
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CUSIP No.  85227Q 10 0                                        Page 6 of 8
           -----------


Item 2(e). CUSIP Number:
           -------------

     85227Q 10 0


Item 3.

     Not Applicable


Item 4.  Ownership:
         ----------

     (a)   Amount Beneficially Owned:

           4,540,542 shares

     (b)   Percent of Class:

           30.7%

     (c)   Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote:

                 4,540,542 shares

           (ii)  shared power to vote or to direct the vote:

                 0 shares

           (iii) sole power to dispose or to direct the disposition of:

                 4,540,542 shares

           (iv)  shared power to dispose or to direct the disposition of:

                 0 shares


Item 5.  Ownership of Five Percent or Less of a Class:
         ---------------------------------------------

     Not Applicable
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CUSIP No. 85227Q 10 0                                        Page 7 of 8
          -----------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

     Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
         ---------------------------------------------------------------------

     Not Applicable


Item 8.  Identification and Classification of Members of the Group:
         ----------------------------------------------------------

     Not Applicable


Item 9.  Notice of Dissolution of Group:
         -------------------------------

     Not Applicable


Item 10. Certification:
         --------------

     Not Applicable
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CUSIP No. 85227Q 10 0                                        Page 8 of 8
          -----------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ William C. Stone
                                      ----------------------
Date: June 21, 1999                   William C. Stone